Exhibit 99.5

CONSENT OF TIAN VAN ACKEN

OUI Global (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”), registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to be named in the Registration Statement as a Director appointee.

Dated: September 28, 2023

/s/ Tian van Acken
Tian van Acken